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                   Filed by Board of Trade of the City of Chicago (CBOT)
                   Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

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The following information is available on the home page of the CBOT's intranet site, MemberNet.


Highlights
--------------------------------------------------------------------------

CBOT Board Approves July 20 Launch Date for CBOT(R) Dow Jones(SM)
Transportation, Utility, and Composite Average Futures (7-10)

Lessors Committee Unanimously Supports Board Legal Action to Preserve CBOE Exerciser Right (7-12)

Lessors Committee Review Items (7-12)

CBOT Annual Seminar July 12-13 Draws Ag Broadcasters From Across Country (7-11)

CBOT Hosts Crop Report Press Briefing July 12 (7-11)

Rule 80A, 80B 3rd Quarter Circuit Breaker Levels (6-30)

Followup to Corn/Soybean Delivery Roundtable (6-29)

Dutterer Remarks at CFTC Hearing on New Regulatory Framework (6-27)

CBOT, EUREX Set July 17 for Alliance Trading Platform Simulation (6-21)

August 2000 Ag Serial Options Trade June 19-July 21 (6-14)

Six Lecture Series for Members on New Class of Trading Information (6-13)

Submit Written Request to Continue Receiving Printed BiWeekly Bulletins (5-26)

June Monthly Letter to Members (6-9)

Bi-Weekly Bulletins to Members
April 1-April 15, Firm Data
April 16-April 30, Firm Data
May 1-May 16, Firm Data
May 17-31, Firm Data
June 1-15, Firm Data
June 15-30, Firm Data

Electronic Order Routing Site Updated with Latest News on e-Openoutcry.com

(C) 2000 Chicago Board of Trade
Read our Terms of Service


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov. or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following letter can be accessed by clicking the "Review" button on the
MemberNet home page.

News: Top Stories
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July 7, 2000

Dear Fellow Lessor:

In our continuing efforts to apprise the lessor community-at-large of the occurrence of and topics reviewed at Lessors Committee meetings, the committee met via teleconference on Friday, June 30, 2000. The Committee reviewed the following items:

1. Chairman David Brennan participated in a portion of the teleconference. He advised your Lessors Committee of the Board's decision to file a declaratory judgment that the CBOT's reincorporation as a Delaware not-for-profit corporation would not extinguish the Exerciser Right and asked the Court to prevent the CBOE from taking any action to the contrary. The Lessors Committee unanimously supports the Board's decision and is communicating this to Chairman Brennan and the Directors.

2. A Subcommittee to Review the Standard Lease Agreement was formed. The subcommittee is comprised of Louis Skydell as Chairman, Norman Friedman and William R. Power. There is a draft that represents a standardized document that is designed for the acceptance and agreement between the lessor and lessee. The terms of this document are not mandated. Further details on the review of the lease agreement and the indemnification agreement will be released, when appropriate.

3. The Lessors Committee is considering the addition of three individuals to the committee: One GIM Lessor; one COM Lessor and; one IDEM Lessor. The Lessors Committee is a member association. Therefore, these individuals may be voting members of the Committee. Once these appointments are approved by the Board of Directors, they can be communicated to all lessors.

4. The Committee was informed that discussions were being held to consider the imposition of a tax upon lessors. The Committee is further investigating this issue and will keep you apprised as to its progress.

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If you have any comments or questions, please communicate them to the
Lessors Committee by sending an e-mail or facsimile to Nancy Binion (e-mail--nbin35@cbot.com; facsimile--312-341-3702).

For the Lessors Committee,

Veda Kaufman Levin, Chairman
C. C. Odom, II, Vice Chairman
Charles Bloomfield
Norman D. Friedman
William E. Fritz
Sidney C. Hamper
Lawrence D. Israel
William R. Power
Louis M. Skydell


The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following letter can be accessed by clicking the "Unanimously Supports Board Legal Action" on the MemberNet home page.


                                        July 3, 2000


Mr. David P. Brennan
Chairman of the Board
Chicago Board of Trade
141 W. Jackson Blvd.
Room 600A
Chicago, IL 60604

Dear David:

     We want to convey to you and the Board of Directors that the Lessors Committee unanimously supports the Board's recent decision to file a declaratory judgment to preserve the Exerciser Right. The Lessors Committee views the Board's action as being proactive in protecting the right to allow CBOT owners and delegates to continue to trade at the CROE.

     Since the Board sanctioned the Lessors Committee earlier this year, we have been able to provide a much-needed voice for all member lessors. We, therefore, feel that the Board should be apprised of the Committee's support of an issue that is of particular concern to its constituency.

For the Lessors Committee,

Veda Kaufman Levin, Chairman
C. C. Odom, II, Vice Chairman
Charles Bloomfield
Norman D. Friedman
William E. Fritz
Sidney C. Hamper
Lawrence D. Israel
William R. Power
Louis M. Skydell


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov. or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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